Exhibit 99.3

To the Board of Directors of Relmada Therapeutics, Inc.:

We and certain of our affiliates (collectively, “we” or the “Investor Group”) beneficially own approximately 10.05% of the outstanding shares of Relmada Therapeutics, Inc. (“Relmada” or the “Company”), making the Investor Group one of the Company’s largest shareholders.

On October 21, 2015, we delivered to you a letter outlining specific initiatives that the Investor Group believes can significantly improve the Company’s financial performance, including attracting high-quality healthcare-focused institutional investors and adding, to the Company’s board, directors with expertise in specialty pharmaceutical operations, clinical and commercial product development and institutional health care investing. In our letter, we stated that we intended to suggest, for appointment, to the Company’s board, director candidates who will bring expertise currently lacking at the board level. We noted that we would welcome the opportunity to discuss our concerns with the Company’s board as soon as possible.

Today, the Company issued a press release that appears to threaten its own shareholders in what we assume is an attempt to divert attention away from the Company’s continuing underperformance and to avoid a constructive dialogue regarding the significant changes at the Company that are necessary to create meaningful value for shareholders.

The Company indicates that its “strategy” is to continue “to develop the Company’s four unique product candidates to treat chronic pain,” but it fails to disclose, as its own quarterly reports highlight, that it must raise significant additional capital to complete the development of these four core product assets. Moreover due to the Company’s capital shortfall, the development of at least one core product (Mepigel) has been halted and, in our view, without a significant capital infusion, the Company will be unable to complete development of its other three core products. As we have noted in the past, to obtain the level of capital necessary to execute its long-term strategy, the Company will need to attract institutional investors. The Company also will need to focus more sharply on clinical, regulatory and commercial execution in pain therapeutics in order to optimize long-term shareholder value. Clinical development and commercial hurdles with respect to pain therapeutics have changed significantly over the last 10 years, which underscores the need for the Company to add directors and officers with current experience in this area. While some members of the Company’s team have tangential past experience in pain therapeutics, the Company’s current directors and officers do not have recent experience in this area and only have limited experience in planning and executing clinical pain development, navigating the challenging regulatory environment and managing the commercial launch of a pain therapeutic. Further, the recent departure of Dr. Eliseo Salinas, President and Chief Scientific Officer of the Company, has exacerbated the void in scientific expertise at the Company. Filing this void in expertise at the director and officer level is of paramount importance as development of the Company’s four core product assets could be dramatically improved and clinical costs could be significantly lowered if the Company’s clinical and regulatory processes were overseen by directors and officers with meaningful, direct experience in pain therapeutics.

While the Company purports to welcome shareholder input, to date, we have received no direct response to our October 21 letter. As you know, over the past several months, we also have attempted to engage in a private dialogue with the Company’s board and management, but we have been rebuffed. While we would have preferred to work privately with the Company’s management and board to craft solutions to alleviate the Company’s underperformance, it is now clear to us that the Company’s board is not willing to engage with us productively. As a last resort, it is our current intention to launch a consent solicitation to increase the size of the Company’s board and elect, to fill the newly created director vacancies, or, to call a special meeting to elect, highly-qualified directors who will seek to work collaboratively with the Company’s management and existing directors to optimize value for all shareholders. Our consent solicitation will permit the shareholders to decide the right path forward for the Company.

Today, we filed with the Securities and Exchange Commission an amendment to our Schedule 13D filed on October 22, 2015. Enclosed is a courtesy copy of the amendment.

We remain willing to engage in discussions with you at any time.

Sincerely,

Matthew Eitner	James Ahern